Exhibit 99.2

HUTCHMED Announces Appointment of Independent Non-executive Director and Member of Board Committee

Hong Kong, Shanghai & Florham Park, NJ — Tuesday, October 14, 2025: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM:HCM, HKEX:13) today announces that Professor Tan Shao Weng, Daniel (Chen Shaowen) is appointed as an Independent Non-executive Director and a member of the Technical Committee of the Company with effect from October 15, 2025.

Professor Tan, aged 47, has over 20 years of experience in oncology, with his main research interests focusing on thoracic, head and neck malignancies, and drug development. He is the head of the Division of Clinical Trials and Epidemiological Sciences and a senior consultant in the Division of Medical Oncology at the National Cancer Centre Singapore (“NCCS”). He is a professor at Duke-NUS Medical School and serves as a senior clinician-scientist at the Genome Institute of Singapore.

Dr Dan Eldar, Chairman of HUTCHMED, said “On behalf of the Board, I would like to extend a warm welcome to Professor Tan. Professor Tan has a proven track record in early phase clinical trials of novel therapeutics, and we believe that his expertise in targeted therapies, biomarker development and clinical oncology will strongly support the strategic growth of the Company and drive continued innovation in cancer drug development.”

Professor Tan currently leads the Experimental Cancer Therapeutics Unit (ECRU) at the NCCS, one of Asia’s largest Phase I units, which runs approximately 30–40 trials at any time. He is also the Principal Investigator of the Cancer Therapeutics Research Laboratory at NCCS focused on developing representative patient-derived preclinical models to study drug response and resistance, complementing his leadership in multiple biomarker-driven early-phase and first-in-human clinical trials. He currently serves as the principal investigator of the National Medical Research Council (“NMRC”) Lung Cancer Large Collaborative Grant in Singapore (2025-2029 and previously 2019–2023) and chairs the Asian Thoracic Oncology Research Group, a regional platform for translational research and clinical trials.

Professor Tan’s research focuses on applying “omics” technologies to understand drug resistance and accelerate the development of novel therapies and biomarkers. His work has earned numerous accolades, including the International Association for the Study of Lung Cancer (IASLC) Daniel C. Idhe Lectureship Award for Medical Oncology, the American Society of Clinical Oncology (ASCO) Young Investigator Award, and the SingHealth Group Chief Executive Officer Outstanding Clinician-Researcher Award. He is a three-time recipient of the NMRC Clinician-Scientist Award.

He has published extensively, contributing to over 200 peer-reviewed articles including those in leading journals such as Nature, Nature Medicine, New England Journal of Medicine, and The Lancet Oncology. Professor Tan has held leadership roles in global oncology forums, including Chair of the IASLC Education Committee and Co-Chair of the World Conference on Lung Cancer (WCLC). He currently serves as Associate Editor for the Journal of Thoracic Oncology, Scientific Editor for Cancer Discovery and Senior Editor for Clinical Cancer Research. He is a member of the American Association of Cancer Research (AACR), ASCO, the European Society for Medical Oncology (ESMO), IASLC and the Singapore Society of Oncology of which he was also a past secretary.

Professor Tan holds a Bachelor of Science degree with first class honors in tumor biology from University College London, University of London; a Bachelor of Medicine and Bachelor of Surgery from St Bartholomew’s and the Royal London School of Medicine and Dentistry; and a PhD from the National University of Singapore. He is a member of the Royal College of Physicians of the United Kingdom.

Additional Disclosure Pursuant to the AІM Rules for Companies and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HK Listing Rules”)

Professor Tan is currently a director of Epoch Biosciences Pte. Ltd. Save for this appointment, Professor Tan has held no other directorships or partnerships during the period of five years prior to his appointment as a director of HUTCHMED. He does not have any relationship with any Directors, senior management or substantial or controlling shareholders of HUTCHMED. Professor Tan has confirmed (a) his independence as regards each of the factors for independence referred to in Rule 3.13(1) to (8) of the HK Listing Rules; (b) that he had no past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person (as defined in the HK Listing Rules) of the Company; and (c) that there are no other factors that may affect his independence at the time of his appointment.

The initial term of the appointment of Professor Tan as an Independent Non-executive Director of the Company shall end at the next following annual general meeting of the Company, subject to retirement in accordance with the Articles of Association of the Company and applicable legal and regulatory requirements, and thereafter for successive periods of 12 months, unless he is not re-elected at the next following annual general meeting or his appointment is otherwise terminated earlier by either party in writing. The director’s fees of Professor Tan as an Independent Non-executive Director and member of the Technical Committee of the Company under his appointment letter are US$76,000 and US$8,000 per annum respectively, which were determined by the Board with reference to the director’s duties and responsibilities and prevailing market conditions. Such fees are subject to review from time to time and proration for any incomplete year of service.

Professor Tan does not have any interest in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Save for the information disclosed above, there is no other information in relation to Professor Tan that is required to be disclosed pursuant to Rule 17 and Schedule 2(g) of the AІM Rules for Companies or Rule 13.51(2) of the HK Listing Rules, and there are no other matters concerning the appointment of Professor Tan that are required to be brought to the attention of the shareholders of HUTCHMED.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception, HUTCHMED has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the risk that current or future appointees to HUTCHMED’s board of directors are not eﬀective in their respective positions, the diﬀiculty in locating and recruiting suitable candidates for its board of directors and the management diﬀiculties which may arise from changes in HUTCHMED’s board of directors. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AІM and with The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000